Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-272237

Sempra

Final Term Sheet

March 10, 2026

5.250% Notes due 2036

This issuer free writing prospectus relates only to 5.250% Notes due 2036 (the “notes”) described below and should be read together with Sempra’s preliminary prospectus supplement dated March 10, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated May 26, 2023 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Sempra (the “Company”)

Anticipated Ratings:[1]	Baa2 (negative) by Moody’s Investors Service, Inc. BBB (negative) by S&P Global Ratings BBB+ (stable) by Fitch Ratings, Inc.

Trade Date:	March 10, 2026

Settlement Date:	March 13, 2026 (T+3)

Securities Offered:	5.250% Notes due 2036

Aggregate Principal Amount Offered:	$800,000,000

Interest Payment Dates:	March 15 and September 15, beginning on September 15, 2026

Interest Rate:	5.250% per annum, accruing from March 13, 2026

Maturity Date:	March 15, 2036

Benchmark Treasury:	4.125% due February 15, 2036

Benchmark Treasury Yield:	4.123%

Spread to Benchmark Treasury:	+115 basis points

Yield to Maturity:	5.273%

Price to Public:	99.823%, plus accrued interest, if any

Optional Redemption Provision:	At the Company’s option, prior to December 15, 2035 (the “Par Call Date”), some or all of the notes may be redeemed pursuant to a make-whole call at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the Par Call Date, some or all of the notes may be redeemed at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

CUSIP:	816851 BX6

ISIN:	US816851BX66

Net Proceeds:	Approximately $793.4 million, after deducting the underwriting discount but before deducting the estimated offering expenses payable by the Company.

Joint Book-Running Managers:	BBVA Securities Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at 1-800-422-8692, by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by calling PNC Capital Markets LLC toll-free at 1-855-881-0697.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.